                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                       IRVINE APARTMENT COMMUNITIES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    463606-10
                                 (CUSIP NUMBER)

                             MICHAEL D. MCKEE, ESQ.
                               THE IRVINE COMPANY
                            550 NEWPORT CENTER DRIVE
                                NEWPORT BEACH, CA
                            TEL. NO.: (714) 720-2333
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                  MAY 11, 1998
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

        Check the following box if a fee is being paid with this statement: [ ]



                                  SCHEDULE 13D

CUSIP No. 46360610                                                              Page 2 of 25 Pages

1       NAME OF REPORTING PERSON
               The Irvine Company
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               13-3177751
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*
               00
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                                            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                      7      SOLE VOTING POWER
                             26,931,266
NUMBER OF
SHARES                8      SHARED VOTING POWER
BENEFICIALLY                 -0- (See Item 5)
OWNED BY
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING                    26,931,266
PERSON
WITH                  10     SHARED DISPOSITIVE POWER
                             -0- (See Item 5)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        26,931,266

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                                           [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.4%

14      TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


                                  SCHEDULE 13D

CUSIP No. 46360610                                                              Page 3 of 25 Pages

1       NAME OF REPORTING PERSON
               TIC Investment Company A
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               33-0713216

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
               OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                                            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
               California

                             7      SOLE VOTING POWER
                                    -0- (See Item 5)
NUMBER OF
SHARES                       8      SHARED VOTING POWER
BENEFICIALLY                        -0- (See Item 5)
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER
REPORTING                           -0- (See Item 5)
PERSON
WITH                         10     SHARED DISPOSITIVE POWER
                                    -0- (See Item 5)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,502,105

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.0%

14      TYPE OF REPORTING PERSON*
               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)


                                  SCHEDULE 13D

CUSIP No. 46360610                                                              Page 4 of 25 Pages

1       NAME OF REPORTING PERSON
               TIC Investment Company C
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               33-0713816

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
               OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                                            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
               California

                             7      SOLE VOTING POWER
                                    -0- (See Item 5)
NUMBER OF
SHARES                       8      SHARED VOTING POWER
BENEFICIALLY                        -0- (See Item 5)
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER
REPORTING                           -0- (See Item 5)
PERSON
WITH                         10     SHARED DISPOSITIVE POWER
                                    -0- (See Item 5)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,960,357

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.9%

14      TYPE OF REPORTING PERSON*
               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)



                                  SCHEDULE 13D

CUSIP No. 46360610                                                              Page 5 of 25 Pages

1       NAME OF REPORTING PERSON
               TIC Investment Company D
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               33-0713817

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
               OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                                            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
               California

                             7      SOLE VOTING POWER
                                    -0- (See Item 5)
NUMBER OF
SHARES                       8      SHARED VOTING POWER
BENEFICIALLY                        -0- (See Item 5)
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER
REPORTING                           -0- (See Item 5)
PERSON
WITH                         10     SHARED DISPOSITIVE POWER
                                    -0- (See Item 5)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,185,333

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.6%

14      TYPE OF REPORTING PERSON*
               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)



                                  SCHEDULE 13D

CUSIP No. 46360610                                                              Page 6 of 25 Pages

1       NAME OF REPORTING PERSON
               Donald L. Bren
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
               PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                                            [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

                             7      SOLE VOTING POWER
                                    183,325
NUMBER OF
SHARES                       8      SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER
REPORTING                           183,325
PERSON
WITH                         10     SHARED DISPOSITIVE POWER
                                    0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               183,325

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                                           [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .9%

14      TYPE OF REPORTING PERSON*
               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)

        This Amendment No. 12 to Schedule 13D amends and restates the Schedule 13D dated March 11, 1998, as previously amended (as so amended, the "Schedule 13D").

ITEM 1. SECURITY AND COMPANY.

        The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share (the "Shares"), of Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"). The Company is the successor to Irvine Apartment Communities, Inc., a Delaware corporation (the "Delaware Company"), which merged with and into the Company on May 2, 1996. All references herein to the Company are deemed to be references to the Delaware Company, where such references relate to dates prior to May 2, 1996. The principal executive offices of the Company are located at 550 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by: The Irvine Company, a Delaware corporation ("TIC"); TIC Investment Company A, a California general partnership ("TICICA"); TIC Investment Company C, a California general partnership ("TICICC"); TIC Investment Company D, a California general partnership ("TICICD") and Mr. Donald Bren. TIC is the successor to The Irvine Company, a Michigan corporation ("TIC Michigan"), which merged with and into TIC on February 2, 1998. All references herein to TIC are deemed to be references to TIC Michigan, where such references relate to dates prior to February 2, 1998.

        TIC is the owner and developer of the Irvine Ranch, a 90 square mile parcel of land located in central Orange County in Southern California. TIC's principal business consists of the ownership, development, management and leasing of real estate on the Irvine Ranch. TIC is a limited partner of Irvine Apartment Communities, L.P., a Delaware limited partnership (the "Operating Partnership"), of which the Company is the sole general partner. TIC, directly or indirectly, owned Irvine Affordable Housing, Inc. ("IAH") and the seven limited partnerships and one general partnership that, together with TIC, contributed in December 1993 properties (or, in one case, a 99% general and limited interest in a limited partnership that owns a property) to the Operating Partnership in exchange for limited partnership units ("L.P. Units") in the Operating Partnership. TIC is currently the sole general partner of two such limited partnerships (the "Limited Partnerships"). On June 30, 1995 the other five limited partnerships were liquidated and the L.P. Units owned by them were transferred to TIC. TIC and one of its wholly-owned subsidiaries were the general partners of the general partnership which on June 24, 1996 was liquidated and the L.P. Units owned by it were transferred to TIC. TIC was also the sole shareholder of Irvine Lease Co., Inc. ("ILCI"), which purchased 1,500,000 L.P. Units on August 9, 1995 as more fully disclosed in Item 3 below, and also purchased 2,105 additional L.P. Units on May 30, 1996. The L.P. Units owned by ILCI were transferred to TICICA on June 21, 1996. Together, TIC, TICICA, TICICC, TICICD, the Limited Partnerships and TIC Investment Company B, a California general partnership ("TICICB") (see item 3 below), own 98.5% of the limited partnership interests in the Operating Partnership, representing a 54.7% interest in the Operating Partnership. The address of the principal business and the principal office of TIC is 550 Newport Center Drive, Newport Beach, CA 92660.

        TIC is the managing general partner (holding a 99% partnership interest) of each of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships. DBIAC Investment Company, a California corporation ("DBIAC"), holds the remaining 1% general partnership interest of each of TICICA, TICICB, TICICC and TICICD. DBIAC also holds a 1% partnership interest in the Limited Partnerships. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987, as amended, of which Mr. Donald Bren is the sole trustee. The principal business of each of TICICA, TICICC and TICICD is to acquire, hold title to and/or lease real or personal property in Orange County, California. The address of the principal executive offices and principal business of each of TICICA, TICICC and TICICD is 550 Newport Center Drive, Newport Beach, CA 92660.

        Information as to each executive officer and director of TIC is set forth in Schedule A attached hereto, which is incorporated herein by reference. Information as to each executive officer and director of DBIAC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

        Mr. Bren is the Chairman of the Board and the President, as well as the sole shareholder, of TIC. Mr. Bren is also the Chairman of the Board of the Company. Mr. Bren directly owns Shares and is the sole shareholder of each member of a limited liability company unaffiliated with TIC (the "LLC") that owns L.P. Units. Mr. Bren disclaims beneficial ownership of the Shares and the L.P. Units directly or indirectly owned by TIC, TICICA, TICICB, TICICC, TICICD, the Limited Partnerships, the LLC and DBIAC.

        During the last five years, neither Mr. Bren, TIC, TICICA, TICICC, TICICD nor any other person controlling TIC, TICICA, TICICC or TICICD nor, to the best of their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, nor any person listed in Item 5 or the footnotes thereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        In December 1993, TIC directly transferred certain rental apartment communities (or, in one case, a 99% general and limited partnership interest in a limited partnership that owns a property) to the Operating Partnership in exchange for 15,784,000 L.P. Units.

        In December 1993, TIC, acting as the general partner of the Limited Partnerships and one general partnership, transferred certain rental apartment communities to the Operating Partnership in exchange for 1,304,000 L.P. Units. On June 24, 1996, the general partnership was liquidated and the 160,000 L.P. Units owned by it were transferred to TIC. Upon such liquidation and transfer, the general partnership ceased to be a limited partner of the Operating Partnership.

        In December 1993, IAH, acting as the general partner of five limited partnerships transferred certain rental apartment communities in exchange for 1,359,000 L.P. Units. On June 30, 1995, such limited partnerships were liquidated and the 1,359,000 L.P. Units were transferred to TIC.

        The foregoing December 1993 transactions were conducted in connection with the creation of an umbrella partnership real estate investment trust (an "UP-REIT") as described in greater detail in the Prospectus forming a part of the Form S-11 Registration Statement (File No. 33-68830) of the Company filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

        In March 1995, in connection with TIC's sale, through IAH, of an apartment community land site to the Operating Partnership pursuant to the Land Rights Agreement (as defined in Item 6), TIC, through IAH, received, upon consummation of the sale, as payment of the purchase price by the Operating Partnership, 336,432 L.P. Units. In November 1995 and March 1996, in connection with TIC's sale, through IAH, of an apartment community land site to the Operating Partnership pursuant to the Land Rights Agreement, TIC, through IAH, received, upon consummation of the sale, as partial payment of the purchase price by the Operating Partnership, 113,372 L.P. Units and 28,358 L.P. Units, respectively. In each case, the number of L.P. Units payable to TIC was equal to the purchase price in dollars divided by the average of the closing prices of the Common Stock on the New York Stock Exchange ("NYSE") for the 10 trading days immediately preceding the closing date of the applicable sale. The 478,162 L.P. Units owned by IAH were transferred to TICICB in June 1996.

        On August 9, 1995, the Company sold 5,175,000 Shares to a group of underwriters at a price of $16.305 per Share (net of the underwriting discount) in an underwritten public offering (the "Offering"). The Company contributed the net proceeds of the Offering of $84,378,375 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement (defined below in Item 4) to make an additional capital contribution to the Operating Partnership, made a contribution of $25,875,000 to the Operating Partnership through its wholly-owned subsidiary ILCI, for which ILCI received 1,500,000 L.P. Units. For the purpose of calculating adjusted ownership interests in the Operating Partnership pursuant to the Partnership Agreement, such contribution was reduced to $24,457,500 (by deducting an amount equal to the underwriting discount that would have been applicable to Shares if such contribution had been used to acquire Shares in the Offering). On June 21, 1996, such 1,500,000 L.P. Units together with an additional 2,105 L.P. Units owned by ILCI were transferred to TICICA.

        On July 3, 1996, the Company sold 1,490,700 Shares directly to a group of institutional investors at a price of $20.125 per Share (the "Direct Sale"). The Company contributed the net proceeds of the Direct Sale of $30,000,337.50 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement to make an additional capital contribution to the Operating Partnership, made a contribution of $30,000,337.50 to the Operating Partnership through TICICC, for which TICICC received 1,490,700 L.P. Units.

        On July 30, 1996, December 23, 1996, February 10, 1997, October 21, 1997
and December 16, 1997, TICICD sold apartment community land sites to the Operating Partnership pursuant to the Land Rights Agreement. TICICD received as payment of the purchase price 115,544, 244,857, 313,439, 179,433 and 332,060
L.P. Units, respectively, which in each case was equal to the purchase price in dollars divided by the average of the closing prices of the Common Stock on the NYSE for the ten trading days immediately preceding the closing date of the applicable sale.

        TICICC has made the following purchases of L.P. Units pursuant to proportional purchase rights under the Partnership Agreement (and after January 20, 1998 pursuant to the Restated Partnership Agreement, defined below in Item
4) and the Miscellaneous Rights Agreement, dated March 20, 1996, between the Company, the Operating Partnership and TIC, as amended (the "Miscellaneous Rights Agreement"), triggered by activity under the Company's Dividend Reinvestment and Additional Cash Investment Plan (the "DRIP Plan"):


          Date                   Number of Units                Price Per Unit
          ----                   ---------------                --------------
         8/30/96                      7,330                         $22.112
                                        307                          22.563

        11/27/96                      5,939                          23.398
                                        170                          23.875

         2/28/96                      5,981                          26.338
                                        240                          26.875

         5/30/97                      6,162                          27.318
                                        200                          27.875

         8/29/97                      6,379                          28.083
                                        938                          28.656

        11/26/97                      6,099                          30.442
                                      1,160                          31.063

         2/27/98                     33,398                          30.043
                                      1,160                          30.656


        On February 20, 1997, the Company sold 1,150,000 shares to a group of underwriters at a price of $26.06 per Share (net of the underwriting discount) in an underwritten public offering (the "Secondary Offering"). The Company contributed the net proceeds of the Secondary Offering of $29,969,000 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement to make an additional capital contribution to the Operating Partnership, made a contribution of $36,332,695.64 to the Operating Partnership through TICICC, for which TICICC received 1,394,194 L.P. Units at a price of $26.06 per L.P. Unit.

        On March 14, 1997, TIC announced that its board of directors had authorized the purchase of up to 1.2 million Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. TIC, as of April 29, 1997, completed its purchase of an aggregate of 1.2 million Shares for an aggregate purchase price of $33,274,675 (before the payment of commissions) in the open market on the dates, in the amounts and at the prices per Share described below:

          Trade                    Number of                        Price Per
          Date                      Shares                            Share
          ----                      ------                            -----

         3/21/97                    10,000                          $28.500
                                    10,000                           28.375

         3/25/97                    20,000                           28.375
                                    24,000                           28.250
                                    15,000                           28.125
                                    11,000                           28.000

         3/26/97                    10,000                           28.250
                                    57,400                           28.125

         3/27/97                    32,000                           28.375
                                    20,000                           28.250

         3/31/97                    20,000                           28.375

         4/01/97                    50,000                           28.375

         4/02/97                   110,000                           28.500
                                    87,000                           28.375

         4/03/97                   183,000                           28.250

         4/04/97                   105,000                           28.000

         4/10/97                    10,000                           27.625

         4/11/97                    10,000                           27.500

         4/28/97                    30,000                           26.500

         4/29/97                   385,600                           28.250


        On September 19, 1997, TIC announced that its board of directors had authorized the purchase of as many as 1 million Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. TIC, as of May 8, 1998, completed its purchase of an aggregate of 1.0 million Shares for an aggregate purchase price of $30,943,244 (before the payment of commissions) in the open market on the dates, in the amounts and at the prices per Share described below:


          Trade                     Number of                       Price Per
          Date                       Shares                           Share
          ----                       ------                           -----
        10/23/97                     5,000                         $30.4375

        10/24/97                    10,000                          30.5000
                                    10,000                          30.4375


Trade                     Number of                       Price Per
Date                       Shares                           Share
----                       ------                           -----

10/27/97                     5,000                         30.3125
                             5,000                         30.2500

10/28/97                    15,000                         29.5000

 11/5/97                     5,000                         31.0000

 11/7/97                    10,000                         31.5000

11/13/97                    20,000                         31.5000

11/18/97                    60,000                         31.0000

 12/9/97                    50,000                         31.0000

12/17/97                    30,000                         31.0625

12/18/97                    25,000                         31.0625

12/19/97                    25,000                         31.0000

12/22/97                    25,000                         31.0000

 1/9/98                     50,000                         32.0000

 1/13/98                     5,000                         32.0000

 1/14/98                    45,000                         32.0000

 1/15/98                    10,000                         31.7500

 1/15/98                    10,000                         31.6875

 1/16/98                    10,000                         31.5000

 1/27/98                     5,000                         32.0000

 2/2/98                     10,000                         32.0625

 2/3/98                     10,000                         32.1250

 2/3/98                     10,000                         32.0000

 2/10/98                     5,000                         31.8750

 2/11/98                     5,000                         31.8125

 2/11/98                       700                         31.7500

 2/12/98                     4,300                         31.4375

 2/13/98                    20,000                         30.7500

 2/13/98                     1,800                         30.8750

 2/13/98                    22,800                         30.8750

 2/13/98                     5,400                         30.8750

 2/17/98                       200                         30.8750

 2/17/98                    21,300                         30.7500

 2/17/98                     8,500                         30.7500

 2/18/98                     3,200                         30.7500

 2/18/98                     4,000                         30.6875


Trade                     Number of                       Price Per
Date                       Shares                           Share
----                       ------                           -----
 2/18/98                  12,800                            30.6250

 2/19/98                   2,000                            30.3750

 2/19/98                   3,000                            30.3125

 2/20/98                   5,000                            30.3750

 2/20/98                   5,000                            30.2500

 2/23/98                   2,000                            30.5000

 2/23/98                   2,200                            30.4375

 2/24/98                  10,800                            30.6250

 2/25/98                  10,000                            30.6250

 2/27/98                   7,000                            30.6250

 3/2/98                    3,000                            30.5000

 3/4/98                   16,500                            30.5000

 3/5/98                    9,000                            30.5000

 3/9/98                    1,100                            30.5000

 3/10/98                  23,400                            30.5000

 3/11/98                 100,000                            30.5000

 3/11/98                  25,000                            30.5000

 3/19/98                   6,000                            30.5000

 4/16/98                   5,000                            31.0000

 4/17/98                   5,000                            31.0000

 4/21/98                  25,000                            31.0000

 4/22/98                   7,500                            31.0000

 4/23/98                  51,500                            31.0000

 4/24/98                  13,200                            30.7500

 5/05/98                  13,000                            30.3750

 5/06/98                  20,000                            30.4375

 5/06/98                   3,800                            29.7500

 5/07/98                  30,000                            30.1875

 5/08/98                  10,000                            30.2500

 5/08/98                   5,000                            30.0625


        On May 7, 1998, TIC announced that it may purchase as many as 500,000 additional Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. TIC, from May 11, 1998 to May 13, 1998, has purchased an aggregate of 100,000 Shares for an aggregate purchase price of $3,032,188 (before the payment of commissions) in the open market on the dates, in the amounts and at the prices per Share described below:


 Trade                     Number of                   Price Per
 Date                       Shares                       Share
 ----                       ------                       -----

5/11/98                    15,000                    $   30.3750

5/12/98                     7,500                        30.5000

5/12/98                    27,500                        30.3750

5/13/98                    50,000                        30.2500



        TIC has made the following purchases of Shares pursuant to the DRIP
Plan:


   Date                 Number of Shares            Plan Purchase Price
   ----                 ----------------            -------------------

 9/4/97*                     1,000                    $    28.083
                                                           28.083

 9/5/97*                     3,000                         28.083
                             3,000                         28.083
                             1,023                         28.083

 9/8/97*                     4,000                         28.083
                             4,000                         28.083

11/26/97                    15,606                         30.442

 2/27/98                    19,077                         30.043


-------------

* These purchases were made on the open market by TIC's broker on behalf of TIC as automatic investments of dividends at the guaranteed Plan Purchase Price of $28.083 per Share (as unsolicited orders).


        Also, TIC has made the following purchases of Shares pursuant to proportional purchase rights under the Partnership Agreement (and after January 20, 1998 pursuant to the Restated Partnership Agreement) and the Miscellaneous Rights Agreement, triggered by activity under the DRIP Plan:


          Date               Number of Shares                Price Per Share
          ----               ----------------                ---------------
         8/29/97                   748                           $28.083
                                   110                            28.656

        11/26/97                   754                            30.442
                                   144                            31.063

         2/27/98                 5,651                            30.043
                                   196                            30.656


        On December 1, 1997, the LLC sold an apartment community land site to the Operating Partnership and received 305,707 L.P. Units as the purchase price.

        Subject to the terms of the Restated Partnership Agreement and certain ownership limit provisions set forth in the Articles of Amendment and Restatement of the Company (as amended by Articles of Merger dated May 2, 1996, the "Articles of Incorporation"), the outstanding L.P. Units of the Operating Partnership are exchangeable for Shares at an exchange ratio of one Share for each L.P. Unit, subject to adjustment as set forth in the Restated Partnership Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

        TIC acquired its Shares and the L.P. Units that are exchangeable into Shares for investment purposes.

        In each of January 1995, October 1995 and February 1996, the Board of Directors of the Company approved the acquisition by the Operating Partnership of an apartment community land site from TIC pursuant to the Land Rights Agreement. The sale of the sites closed in March 1995, November 1995 and March 1996, respectively. The net cash purchase price for the site sold in March 1995 was $5,418,381 and was paid by the Operating Partnership in L.P. Units. The net cash purchase price for the sites sold in November 1995 and March 1996 was $4,190,000 and $2,519,000, respectively, and was paid by the Operating Partnership in part through the issuance of L.P. Units. In each case, the number of L.P. Units received by TIC, through IAH, was determined as provided in Item 3 above. All such L.P. Units owned by IAH were transferred to TICICB in June 1996 as provided in Item 2 above. Upon such transfer, IAH ceased to be a limited partner of the Operating Partnership.

        On June 30, 1995 the five limited partnerships of which IAH was the sole general partner were liquidated and the 1,359,000 L.P. Units owned by such limited partnerships were transferred to TIC. Upon such liquidation and transfer, such limited partnerships ceased to be limited partners of the Operating Partnership.

        On August 9, 1995 and May 30, 1996, upon the receipt by the Operating Partnership of the capital contribution from ILCI, ILCI received a limited partner unit certificate representing 1,500,000 L.P. Units and 2,105 L.P. Units, respectively. ILCI was admitted as an additional limited partner of the Operating Partnership on August 9, 1995. ILCI acquired all such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes. All such L.P. Units were transferred to TICICA on June 21, 1996, TICICA was admitted to the Operating Partnership as a Substitute Limited Partner and ILCI ceased to be a limited partner of the Operating Partnership. TICICA acquired such L.P. Units for investment purposes.

        On July 3, 1996, upon the receipt by the Operating Partnership of the capital contribution from TICICC, TICICC received a limited partner unit certificate representing 1,490,700 L.P. Units and was admitted as an additional limited partner of the Operating Partnership. TICICC acquired such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes.

        Similarly, on February 20, 1997, upon the receipt by the Operating Partnership of the capital contribution from TICICC, TICICC received a limited partner unit certificate representing 1,394,194 L.P. Units. TICICC acquired such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes, and TICICC acquired all L.P. Units that are exchangeable for Shares (acquired pursuant to proportional purchase rights triggered by the DRIP Plan) for investment purposes.

        On July 30, 1996, December 23, 1996, February 10, 1997, October 21, 1997
and December 16, 1997, TICICD sold apartment community land sites to the Operating Partnership pursuant to the Land Rights Agreement. TICICD received as payment of the purchase price 115,544, 244,857, 313,439, 179,433 and 332,060
L.P. Units, respectively. TICICD acquired such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes.

        The LLC acquired its 305,707 L.P. Units for investment purposes.

        On December 1, 1993, TIC, directly and as general partner of certain limited partnerships and one general partnership, and IAH as general partner of certain limited partnerships (collectively, the "TIC Entities"), entered into an Amended and Restated Agreement of Limited Partnership of Irvine Apartment Communities, L.P. with the Company dated as of that date (as amended, the "Partnership Agreement"). In accordance with the Partnership Agreement and as described in Item 3, the TIC Entities effected the transfer of certain rental apartment communities to the Operating Partnership in exchange for an aggregate of 18,447,000 L.P. Units. Copies of the Partnership Agreement and all amendments thereto are filed as exhibits hereto and are incorporated herein by reference. The description herein of the Partnership Agreement is qualified in its entirety by reference thereto.

        On January 20, 1998, TIC, directly and as general partner of certain limited partnerships and general partnerships, entered into a Second Amended and Restated Agreement of Limited Partnership of Irvine Apartment Communities, L.P. with the Company, Thompson Residential Company, Inc., Stonecrest Village Company, LLC, and IAC Capital Trust, dated as of that date (as amended, the "Restated Partnership Agreement"). The Restated Partnership Agreement supersedes, amends and restates the Partnership Agreement. A copy of the Restated Partnership Agreement is filed as an exhibit hereto and is incorporated herein by reference. The description herein of the Restated Partnership Agreement is qualified in its entirety by reference thereto.

        The Company, as the sole general partner of the Operating Partnership, has unilateral control over the management, operation and business of the Operating Partnership including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, refinancings and the selection of property managers and any changes in the Operating Partnership's distribution policies. The Board of Directors of the Company manages the affairs of the Operating Partnership.

        Pursuant to the Miscellaneous Rights Agreement, TIC has the right to nominate three persons to the Board of Directors of the Company so long as TIC, its affiliates, the stockholders of TIC and their affiliates or immediate family members beneficially own at least 20% of the Shares of the Company (including for these purposes Shares issuable upon exchange of L.P. Units). In the event that this ownership falls below 20% but is at least 15%, TIC will have the right to nominate two persons for election to the Board of Directors, and if this ownership falls below 15% but is at least 10%, TIC will have the right to nominate one person for election to the Board of Directors. A copy of the Miscellaneous Rights Agreement, along with all amendments thereto, is filed herewith and is incorporated herein by reference. The description herein of the Miscellaneous Rights Agreement is qualified in its entirety by reference thereto.

        Pursuant to the above, three TIC nominees have been elected to the Company's nine member Board of Directors. Pursuant to Section 3.4 of the Miscellaneous Rights Agreement, the Company agrees not to increase the size of the Board of Directors to more than ten persons or to decrease the size of the Board of Directors to less than eight persons without the written consent of Irvine Persons (as defined therein) then owning, directly or indirectly, Shares or L.P. Units. Pursuant to Article Ninth of the Articles of Incorporation and
Article III of the Company's Amended By-laws (the "Amended By-laws"), the consent of directors representing more than 75% of the entire Board of Directors is required with respect to certain actions including (i) a change of control (as defined in Article Ninth of the Articles of Incorporation); (ii) the amendment of the Company's Articles of Incorporation or Amended By-laws, or the Partnership Agreement; (iii) any waiver or modification of the ownership limits provisions set forth in the Articles of Incorporation; (iv) the merger, consolidation or sale of all or substantially all the assets of the Company or the Operating Partnership; (v) the issuance under certain circumstances of certain equity securities of the Company; (vi) for the Company to take title to assets or to conduct business other than through the Operating Partnership, or for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of multi-family rental apartment communities; (vii) making a general assignment for the benefit of creditors; or (viii) terminating the Company's status as a REIT for tax purposes. Copies of the Articles of Incorporation (Exhibits 13 and 14) and the Amended By-laws (Exhibit 15) are incorporated herein by reference. The description herein of the Articles of Incorporation and the Amended By-laws is qualified in its entirety by reference thereto.

        Pursuant to the Restated Partnership Agreement, the consent of a majority of the outstanding L.P. Units is required with respect to certain extraordinary actions involving the Operating Partnership including (i) the amendment, modification or termination of the Restated Partnership Agreement,
(ii) a general assignment for the benefit of creditors or the appointment of a custodian, receiver or trustee for any of the assets of the Operating Partnership, (iii) the institution of any proceeding for bankruptcy of the Operating Partnership, (iv) the transfer of any general partnership interests in the Operating Partnership, including through any merger, consolidation or liquidation of the Company, subject to certain exceptions, (v) the admission of any additional or substitute general partner in the Operating Partnership; (vi) for the Company to take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Operating Partnership) or to conduct business other than through the Operating Partnership; and (vii) for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of multifamily rental apartment communities.

        In addition, until such time as the Company owns 90% or more of the total percentage interest in the Operating Partnership, the consent of the limited partners holding a majority interest in the L.P. Units will also be required with respect to the sale or other transfer of all or substantially all of the assets of the Operating Partnership and certain mergers and business combinations resulting in the complete disposition of all L.P. Units.

        As general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional units of general and limited partnership interests in the Operating Partnership. In the event that the Operating Partnership issues new L.P. Units (for cash but not property), TIC will have the right to purchase L.P. Units at a purchase price equal to the purchase price in the transaction giving rise to such participation right in order, and to the extent necessary, to maintain its percentage interest in the Operating Partnership.

        Pursuant to the Restated Partnership Agreement, TIC and the other limited partners of the Operating Partnership, their affiliates and certain related persons have certain rights, exercisable once in each twelve-month period, to exchange generally up to one-third of the L.P. Units owned by them for Shares (subject to the applicable ownership limit provision of the Articles of Incorporation) and to tender up to one-third of the L.P. Units owned by them to the Company for cash payable solely out of the net proceeds of an offering of the Shares.

        In the event that the Company issues (whether for cash or property) any Shares or securities convertible into, or exchangeable or exercisable for, Shares, TIC, subject to certain limited exceptions, including the issuance of Shares pursuant to any stock incentive plan adopted by the Company or pursuant to TIC's exercise of the exchange rights or cash tender rights described above, will have the right to purchase Shares or such securities at a purchase price equal to the purchase price in the transaction giving rise to the participation rights in order to maintain its interest in the Company and the Operating Partnership on a consolidated basis. However, other stockholders of the Company would have no participation rights to purchase Shares or such securities and any such issuances might cause a dilution of a stockholder's investment in the Company.

        The purpose of the TIC Entities in entering into the Partnership Agreement and creating an UP-REIT structure was to provide new opportunities for growth and to enhance the overall value of the contributed properties by reducing the existing level of indebtedness and the amount of interest payable after the Company's initial public offering. As a publicly-owned entity, TIC believes that the Company has access to the public debt and equity capital markets, which will provide increased opportunities for the development or acquisition of apartment communities.

        TIC intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, TIC may consider from time to time various alternative courses of action. Such actions may include, subject to the ownership limit provisions of the Articles of Incorporation, the acquisition of Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the exchange of L.P. Units for Shares, the exercise of the cash tender rights or the sale of all or a portion of the Shares or L.P. Units in the open market, in privately negotiated transactions, through a public offering or otherwise. On March 14, 1997, TIC announced that its board of directors had authorized the purchase of up to 1.2 million Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. Between March 21, 1997 and April 29, 1997, TIC purchased an aggregate of 1.2 million Shares in the open market. On September 19, 1997, TIC announced that its board of directors had authorized the purchase of as many as 1 million Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. Between October 23, 1997 and May 8, 1998, TIC purchased an aggregate of 1 million Shares in the open market. On May 7, 1998, TIC announced that it may purchase as many as 500,000 additional Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. From May 11, 1998 to May 13, 1998, TIC has purchased an aggregate of 100,000 Shares in the open market. Except as set forth above, TIC has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

        (a) The following table sets forth the beneficial ownership of each person named in Item 2. The number of Shares beneficially owned through rights to acquire represents the number of Shares into which L. P. Units beneficially owned by the person are exchangeable. The percentage of all Shares of Common Stock/L.P. Units owned assumes, with respect to each person, that all L.P. Units beneficially owned by the person are exchanged for Shares and that none of the L.P. Units held by other persons are exchanged for Shares.


                                                                              SHARES       PERCENT OF
                              NUMBER OF       PERCENT OF                   BENEFICIALLY    ALL SHARES
                              SHARES OF       ALL SHARES                       OWNED        OF COMMON
                               COMMON          OF COMMON       NUMBER OF    (RIGHTS TO     STOCK/L.P.
       PERSON                   STOCK            STOCK        L.P. UNITS    ACQUIRE)(2)       UNITS
       ------                   -----            -----        ----------    -----------       -----
The Irvine Company            2,358,309            11.8%    24,572,957(1)   26,931,266(3)     60.4%
TIC Investment Company C             --               --     2,960,357(4)    2,960,357        12.9%
TIC Investment Company A             --               --     1,502,105(5)    1,502,105         7.0%
TIC Investment Company D             --               --     1,185,333(6)    1,185,333         5.6%
DBIAC Investment Company             --               --              (7)             (7)          (7)
Donald Bren                     183,325(8)(9)        .9%          --  (9)       --    (9)       .9%
Raymond L. Watson                20,000              .1%          --            --              .1%
Richard G. Sim                       --                *          --            --               *
Michael D. McKee                  5,000                *          --            --               *
Richard F. Alden                 17,303                *          --            --               *
Thomas H. Nielsen                25,000              .1%          --            --              .1%
Carl E. Reichardt                60,000(10)          .3%          --            --              .3%
Peter V. Ueberroth               13,425                *          --            --               *
William T. White III              6,000                *          --            --               *
Donn B. Miller                      975                *          --            --               *
Gary H. Hunt                        300                *          --            --               *
Joseph D. Davis                   5,300                *          --            --               *

(1) The 24,572,957 L.P. Units include (i) 15,784,000 L.P. Units that TIC received directly in exchange for its transfer of certain rental apartment communities to the Operating Partnership, (ii) 1,359,000 L.P. Units that TIC received upon liquidation of certain limited partnerships that contributed rental apartment communities to the Operating Partnerships, (iii) the 160,000 L.P. Units that TIC received upon liquidation of the general partnership that contributed rental apartment communities to the Operating Partnership, (iv) 478,162 L.P. Units that TIC controls through its general partnership interest in TICICB, (v) 1,144,000 L.P. Units that TIC controls as the general partner of two limited partnerships that contributed rental apartment communities to the Operating Partnership, (vi) 4,462,462 L.P. Units that TIC controls through its general partnership interest in TICICA and TICICC and (vii) 1,185,333 L.P. Units that TIC controls through its general partnership interest in TICICD.

(2) Assumes all of the L.P. Units are exchanged for Shares, without regard to certain ownership limit provisions set forth in the Articles of Incorporation. It is not anticipated that these ownership limit provisions will be waived. TIC has the right, once in every twelve month period, generally to exchange up to one third of the L.P. Units for Shares at an exchange ratio of one L.P. Unit for each Share, subject to adjustment. The Articles of Incorporation place a limit on ownership by TIC, Mr. Bren and their affiliates, in the aggregate, of 20% of the Shares.

(3) Includes 2,358,309 shares owned by TIC and 24,572,957 L.P. Units beneficially owned by TIC (see footnote (1)).

(4) The 2,960,357 L.P. Units are also included in the 24,572,957 L.P. Units deemed to be beneficially owned by TIC because TIC is the managing general partner of TICICC.

(5) The 1,502,105 L.P. Units were transferred to TICICA from ILCI on June 21, 1996. The 1,502,105 L.P. Units are also included in the 24,572,957 L.P. Units deemed to be beneficially owned by TIC because TIC is the managing general partner of TICICA.

(6) The 1,185,333 L.P. Units were received in exchange for apartment community land sites sold to the Operating Partnership pursuant to the Land Rights Agreement. The 1,185,333 L.P. Units are also included in the 24,572,957 L.P. Units deemed to be beneficially owned by TIC because TIC is the managing general partner of TICICD.

(7) DBIAC is the 1% general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, which in the aggregate own 7,269,957 L.P. Units. TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, and such L.P. Units are included in the 24,572,957 L.P. Units deemed to be beneficially owned by TIC. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987, as amended, of which Mr. Donald Bren is the sole trustee. Assuming the exchange of the 7,269,957 L.P. Units that are convertible into Shares, DBIAC would be deemed to beneficially own 26.7% of the Shares. Since TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, DBIAC disclaims beneficial ownership of such Shares.

(8)     Shares are held by a trust of which Mr. Bren is trustee.

(9) Mr. Bren may be deemed the beneficial holder of the Shares and the L.P. Units beneficially owned by TIC and the 305,707 L.P. Units owned by the LLC due to his status as the sole shareholder and Chairman of the Board of Directors of TIC and the sole owner of the members of the LLC. Assuming the exchange of all 24,572,957 L.P. Units beneficially owned by TIC and all 305,707 L.P. Units owned by the LLC for Shares, Mr. Bren would be deemed to beneficially own 61.1% of the Shares. Mr. Bren disclaims beneficial ownership of the Shares and the LP Units directly or indirectly owned by TIC and the LLC.

(10) Includes 10,000 shares Mr. Reichardt has a right to acquire through a pension trust account.

* Less than .1%

        Except as set forth in this Item 5(a), none of TIC, TICICA, TICICC, TICICD, or any other person controlling TIC, TICICA, TICICC or TICICD nor, to the best of its knowledge, any persons named in Schedule A or Schedule B hereto beneficially owns any Shares.

        (b) The following table indicates, for each person listed in the above table, the number of Shares beneficially owned as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. All persons listed below, including those referenced in the footnotes, are citizens of the United States of America.

                                             SOLE          SHARED           SOLE          SHARED
                                            VOTING         VOTING        DISPOSITIVE    DISPOSITIVE
PERSON                                       POWER          POWER           POWER          POWER
------                                       -----          -----           -----          -----

The Irvine Company(1)                    26,931,266              0      26,931,266              0
TIC Investment Company A                          0              0               0              0
TIC Investment Company C                          0              0               0              0
TIC Investment Company D                          0              0               0              0
DBIAC Investment Company(2)                       0              0               0              0
Donald Bren(3)                              183,325              0         183,325              0
Raymond L. Watson                            20,000              0          20,000              0
Richard G. Sim                                    0              0               0              0
Michael D. McKee                              5,000              0           5,000              0
Richard F. Alden(4)                          15,000              0          15,000              0
Thomas H. Nielsen(5)                          4,000         20,000           4,000         20,000
Carl E. Reichardt                            60,000              0          60,000              0
Peter V. Ueberroth(6)                         2,350         11,075           2,350         11,075
William T. White, III(7)                      1,000          5,000           1,000          5,000
Donn B. Miller(8)                                 0            975               0            975
Gary H. Hunt(9)                                   0              0               0              0
Joseph D. Davis                               5,300              0           5,300              0

(1) TIC, as a contributor of properties to the Operating Partnership in exchange for 15,784,000 L.P. Units; as the transferee of 1,359,000 L.P. Units upon the liquidation of five limited partnerships that contributed properties to the Operating Partnership; as the transferee of 160,000 L.P. Units upon the liquidation of the general partnership that contributed rental apartment communities to the Operating Partnership; as the managing general partner of TICICB which received 478,162 L.P. Units pursuant to an agreement dated June 21, 1996; as the direct or indirect owner of the two limited partnerships that contributed properties to the Operating Partnership in exchange for 1,144,000 L.P. Units; as the managing general partner of TICICA which received 1,502,105 L.P. Units pursuant to an agreement dated June 21, 1996; as the managing general partner of TICICC which received 1,490,700 L.P. Units pursuant to an agreement dated July 3, 1996, 7,637, 6,109, 1,394,194, 6,221, 6,362, 7,317, 7,259, 34,558 L.P. Units on August 30,
        1996, November 27, 1996, February 20, 1997, February 28, 1997, May 30,
        1997, August 29, 1997, November 26, 1997 and February 27, 1998,
        respectively, which TICICC purchased; and as the managing general partner of TICICD which received 115,544 L.P. Units pursuant to an agreement dated July 30, 1996, 244,857 L.P. Units pursuant to an agreement dated December 23, 1996, 313,439 L.P. Units pursuant to an agreement dated February 10, 1997, 179,433 L.P. Units pursuant to an agreement dated October 21, 1997, and 332,060 L.P. Units pursuant to an agreement dated December 16, 1997, has sole power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Restated Partnership Agreement and the Miscellaneous Rights Agreement) of 24,572,957 L.P. Units. TIC directly owns 2,358,309 Shares.

(2) DBIAC is the 1% general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, which in the aggregate own 7,269,957 L.P. Units. TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, and such L.P. Units are deemed to be beneficially owned by TIC. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987, as amended, for which Mr. Donald Bren is the sole trustee. Since TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, TIC has sole voting and dispositive power with respect to such L.P. Units.

(3)     Includes 183,325 Shares held by a trust of which Mr. Bren is trustee.

(4) Voting and Dispositive Power for 2,303 Shares is held by Mr. Alden's spouse, Marjorie L. Alden and such Shares are not included herein.

(5) 20,000 shares are held in a trust, the co-trustees of which are Mr. Nielsen and his spouse, Marilyn Nielsen. Excludes 1,000 shares held by Marilyn Nielsen in an IRA account.

(6) 11,075 shares are held in a trust, the co-trustees of which are Mr. Ueberroth and Mr. Ueberroth's spouse, Virginia M. Ueberroth.

(7) 5,000 shares are held in a trust, the co-trustees of which are Mr. White and Terril E. Magee. Ms. Magee is an Executive Assistant of Blanco Investments and Land, Ltd. located at 230 Newport Center Dr., Suite 300, Newport Beach, CA 92660.

(8) 975 shares are held in a trust, the co-trustees of which are Mr. Miller and his spouse, Margaret Miller.

(9) 300 shares are held in the Hunt Family Trust dated 12/6/93, but Mr. Hunt does not direct the voting or disposition of the shares and is not the trustee.

               (c) Other than the transactions described in Items 3 and 4 above, there have not been any transactions effected during the past 60 days by the persons named in response to paragraph (a).

               (d) Inapplicable.

               (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

        Pursuant to the Miscellaneous Rights Agreement, the Company has granted to TIC, its affiliates and certain related persons, registration rights with respect to Shares owned by them whether acquired upon exchange of L.P. Units pursuant to certain exchange rights, upon exercise of any option or right of first refusal pursuant to the Land Rights Agreement (defined below), pursuant to TIC's participation rights, in the open market or otherwise. These registration rights, with certain limitations, grant such parties the opportunity to demand registration of all or any portion of the Shares one time each calendar year and the right to have such Shares registered incidentally to any registration being conducted by the Company of Shares, securities convertible or exchangeable for Shares or securities substantially similar to Shares. The Company will bear expenses incident to its registration requirements under the registration rights, except that such expenses will not include any underwriting discounts or commissions.

        The Company, TIC, the Operating Partnership and Mr. Bren entered into an Exclusive Land Rights and Noncompetition Agreement dated as of November 21, 1993 (as amended, the "Land Rights Agreement") which through July 31, 2020 provides the Company with the exclusive right, but not the obligation, to acquire all land sites on the Irvine Ranch which are entitled for residential development and designated by TIC as ready for rental apartment community development (the "Future Land Sites"). The purchase price for each Future Land Site is determined by appraisal and will be payable by the Company in cash, L.P. Units or Shares at the option of the Company for Future Land Site purchase rights exercised on or before July 31, 2000, and thereafter at the option of TIC, but subject to a determination by a committee of independent directors of the Board of Directors of the Company that the method of payment will not adversely affect the Company's qualification as a Real Estate Investment Trust. A copy of the Land Rights Agreement and all amendments thereto are filed as exhibits hereto and are incorporated herein by reference.

        The Company, the Operating Partnership, TIC and IAH have entered into an Agreement dated May 2, 1996, pursuant to which TIC and IAH agreed to certain limitations on their ability to convert or transfer a portion of the L.P. Units held by IAH, absent shareholder approval. A copy of the May 2, 1996 Agreement is filed as

Exhibit 20 hereto and is incorporated herein by reference. Pursuant to the June 21, 1996 agreement described in Item 2, TICICB assumed IAH's obligations under such agreement. The Company's shareholders approved the transferability and ability to exchange such L.P. Units at the Company's 1997 Annual Meeting of Shareholders.

        The Company, the Operating Partnership, TIC and TICICD have entered into two agreements, dated December 23, 1996 and February 10, 1997, pursuant to which TIC and TICICD agreed to certain limitations on their ability to convert or transfer a portion of the L.P. Units held by TICICD, absent shareholder approval. Copies of the December 23, 1996 and the February 10, 1997 agreements are filed as Exhibits 21 and 22 hereto respectively, and are incorporated herein by this reference. The Company's shareholders approved the transferability and ability to exchange such L.P. Units at the Company's 1997 Annual Meeting of Shareholders.

        Except for the agreements described in this Schedule 13D, to the best knowledge of the persons signing this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                                  DESCRIPTION
-------                                  -----------

1              Amended and Restated Joint Filing Agreement dated as of December
               18, 1997 among TIC, TICICA, TICICC, TICICD and Donald Bren
               (previously filed with Amendment No. 9 to this Schedule 13D)

2              Amended and Restated Agreement of Limited Partnership of Irvine
               Apartment Communities, L.P. dated as of December 1, 1993 among the Company, TIC and certain related parties of TIC (the
               "Partnership Agreement") (previously filed with the original of this Schedule 13D)

3 Agreement dated March 7, 1995 between IAH and the Company, in its capacity as general partner of the Operating Partnership, supplementing the Partnership Agreement (previously filed with Amendment No. 4 to this Schedule 13D)

4              Amendment No. 1 dated as of April 20, 1995 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, and the limited partners named therein (previously filed with Amendment No. 4 to this Schedule
               13D)

5 Agreement dated June 30, 1995 among the Company, in its capacity as general partner of the Operating Partnership, certain limited partnerships (the "Partnerships") which were limited partners of the Operating Partnership named therein, and IAH and Irvine
               Industrial Development Company ("IIDC"), in their capacities as partners of the Partnerships, supplementing the Partnership
               Agreement (previously filed with Amendment No. 4 to this Schedule
               13D)

6              Amendment No. 2 dated as of July 18, 1995 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, and the limited partners named therein (previously filed with Amendment No. 4 to this Schedule
               13D)

7              Amendment No. 3 dated as of August 9, 1995 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, ILCI and the limited partners named therein (previously filed with Amendment No. 4 to this Schedule
               13D)

8              Amendment No. 4 dated as of March 20, 1996 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, and the limited partners named therein (previously filed with Amendment No. 5 to this Schedule
               13D)

9              Amendment No. 5 dated as of May 1, 1996 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, and the limited partners named therein (previously filed with Amendment No. 5 to this Schedule
               13D)

10             Agreement dated June 21, 1996 among Parkwest Associates, ILCI,
               IAH, the Company, in its capacity as general partner of the Operating Partnership, IIDC, TICICA, TICICB and TIC (previously filed with Amendment No. 5 to this Schedule 13D)

11 Agreement dated July 3, 1996 between the Company, in its capacity as general partner of the Operating Partnership, and TICICC, supplementing the Partnership Agreement (previously filed with Amendment No. 5 to this Schedule 13D)

EXHIBIT                                    DESCRIPTION
-------                                    -----------

12 Miscellaneous Rights Agreement dated as of March 20, 1996 among the Company, TIC and the Operating Partnership ("Miscellaneous
               Rights Agreement") (previously filed with Amendment No. 5 to this
               Schedule 13D)

13 Articles of Amendment and Restatement of the Company (previously filed with Amendment No. 5 to this Schedule 13D)

14             Articles of Merger Between the Company and Irvine Apartment
               Communities, Inc., a Delaware corporation, dated as of May 2, 1996 (previously filed with Amendment No. 5 to this Schedule 13D)

15             Amended By-laws of the Company (previously filed with Amendment
               No. 5 to this Schedule 13D)

16             Exclusive Land Rights and Noncompetition Agreement dated as of
               November 23, 1993 among the Company, the Operating Partnership,
               TIC and Donald Bren (the "Land Rights Agreement") (previously filed with the original of this Schedule 13D)

17             Amendment No. 1 dated April 20, 1995 to the Land Rights Agreement
               (previously filed with Amendment No. 4 to this Schedule 13D)

18             Amendment No. 2 dated as of July 18, 1995 to the Land Rights
               Agreement (previously filed with Amendment No. 4 to this Schedule
               13D)

19             Amendment No. 3 dated as of May 2, 1996 to the Land Rights
               Agreement (previously filed with Amendment No. 5 to this Schedule
               13D)

20             Agreement dated May 2, 1996 among the Company, TIC and IAH
               (previously filed with Amendment No. 5 to this Schedule 13D)

21             Agreement dated December 23, 1996 among the Company, the
               Operating Partnership, TIC and TICICD (previously filed with
               Amendment No. 6 to this Schedule 13D)

22             Agreement dated February 10, 1997 among the Company, the
               Operating Partnership, TIC and TICICD (previously filed with
               Amendment No. 6 to this Schedule 13D)

23 Agreement dated July 30, 1996 between the Company, in its capacity as general partner of the Operating Partnership and TICICD, supplementing the Partnership Agreement (previously filed with Amendment No. 6 to this Schedule 13D)

24             Amendment No. 6 dated as of June 30, 1996 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, and the limited partners named therein (previously filed with Amendment No. 6 to this Schedule
               13D)

25             Amendment No. 7 dated as of February 4, 1997 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, and the limited partners named therein (previously filed with Amendment No. 6 to this Schedule
               13D)

26             Amendment No. 8 dated as of July 25, 1997 to the Partnership
               Agreement among the Company, in its capacity as general partner of the Operating Partnership, and the limited partners named therein (previously filed with Amendment No. 9 to this Schedule
               13D)

27             Reserved

28             Amendment No. 4 dated July 25, 1997 to the Land Rights Agreement
               (previously filed with Amendment No. 9 to this Schedule 13D)


28.1           Amendment No. 1 dated July 25, 1997 to the Miscellaneous Rights
               Agreement (previously filed with Amendment No. 9 to this Schedule
               13D)

28.2           Second Amended and Restated Agreement of Limited Partnership of
               Irvine Apartment Communities, L.P. dated as of January 20, 1998 among the Company, TIC, Thompson Residential Company, Stonecrest
               Village Company, LLC, IAC Capital Trust, and certain related parties of the Company and TIC (the "Restated Partnership
               Agreement")

                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: May 18, 1998

                                          THE IRVINE COMPANY

                                          By:/s/ Michael D. McKee
                                          Name: Michael D. McKee
                                          Title: Executive Vice-President


                                          TIC INVESTMENT COMPANY A

                                          By: THE IRVINE COMPANY, its managing
                                          general partner


                                          By:/s/ Michael D. McKee
                                          Name: Michael D. McKee
                                          Title: Executive Vice-President


                                          TIC INVESTMENT COMPANY C

                                          By: THE IRVINE COMPANY, its managing
                                          general partner


                                          By:/s/ Michael D. McKee
                                          Name: Michael D. McKee
                                          Title: Executive Vice President


                                          TIC INVESTMENT COMPANY D

                                          By: THE IRVINE COMPANY, its managing
                                          general partner

                                          By:/s/ Michael D. McKee
                                          Title:  Executive Vice President


                                          DONALD L. BREN


                                          By:/s/ Michael D. McKee as
                                          Attorney-in-fact for Mr. Bren

                                   SCHEDULE A

                     DIRECTORS AND EXECUTIVE OFFICERS OF TIC

        The name, business address, title, present principal occupation or employment of each of the directors and executive officers of The Irvine Company ("TIC") are set forth below. If no business address is given the director's or officer's business address is 550 Newport Center Drive, Newport Beach, CA 92658-8904. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to TIC. There are no executive officers, other than Mr. Joseph S. Davis, who are not also directors. All of the persons listed below are citizens of the United States of America.

                                       PRESENT PRINCIPAL
                                     OCCUPATION INCLUDING
        NAME AND                      NAME AND ADDRESS(1)
    BUSINESS ADDRESS                      OF EMPLOYER
    ----------------                      -----------

Donald Bren                Chairman of the Board and President
Raymond L. Watson          Vice Chairman
Gary H. Hunt               Executive Vice President, Corporate Affairs
Joseph D. Davis            Executive Vice President, Land and Residential
                           Development
Richard G. Sim             Executive Vice President, Investment Properties
Michael D. McKee, Esq      Executive Vice President, Chief Financial Officer
                           and Corporate Secretary

(1) Same address as director's or officer's business address except where indicated.


Richard F. Alden                            Private Investor
  11340 West Olympic Blvd,
  Suite 280
  Los Angeles, CA 90064

Donald M. Koll                              Chairman and Chief
  4343 Von Karman Avenue                      Executive Officer,
  Newport Beach, CA 92660                     The Koll Company

Benjamin V. Lambert                         Chairman and Chief
  40 West 57th Street                         Executive Officer,
  New York, NY 10019                          Eastdil Realty Company

Donn B. Miller, Esq                         President and Chief
  136 El Camino, Suite 216                    Executive Officer,
  Beverly Hills, CA 90212                     Pearson-Sibert Oil Company
                                              of Texas

Thomas H. Nielsen                           Consulting Director,
  600 Anton Blvd.,                            U.S. Trust of California
  Suite 150
  Costa Mesa, CA 92626-7147

Carl E. Reichardt                           Retired Chairman and Chief
  420 Montgomery St.,                         Executive Officer, Wells
  12th Floor                                  Fargo Bank
  San Francisco, CA 94104

Thomas C. Sutton                            Chairman and Chief Executive
  700 Newport Center Drive                    Executive Officer, Pacific
  Newport Beach, CA 92660                     Mutual Life Insurance
                                              Company

Peter V. Ueberroth                          Managing Director,
  500 Newport Center Drive                    Contrarian Group
  Newport Beach, CA 92660

William T. White, III                       President, Blanco
  230 Newport Center Drive,                   Investments and Land Ltd.
  Suite 300
  Newport Beach, CA 92660

                                                                      SCHEDULE B

          DIRECTORS AND EXECUTIVE OFFICERS OF DBIAC INVESTMENT COMPANY

        The name, business address, title, present principal occupation or employment of each of the directors and executive officers of DBIAC Investment Company are set forth below. If no business address is given the director's or officer's business address is 550 Newport Center Drive, Newport Beach, CA 92658-8904. There are no executive officers that are not also directors. All of the persons listed below are citizens of the United States of America.

                                               PRESENT PRINCIPAL
                                             OCCUPATION INCLUDING
        NAME AND                              NAME AND ADDRESS(1)
    BUSINESS ADDRESS                              OF EMPLOYER
    ----------------                              -----------

Donald L. Bren                      Chairman and Chief Executive Officer

Gary Babick                         President

M. A. Pope                          Senior Vice President, Chief Financial
                                    Officer and Secretary

(1) Same address as director's or officer's business address except where indicated.